AEOLUS PHARMACEUTICALS, INC.

P.O. Box 14287

Research Triangle Park, NC 27709-4287

(919) 558-8688 ph

(919) 544-1245 fax

June 14, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-09

Washington, DC 20549

Re:	Aeolus Pharmaceuticals, Inc.
Form 10-K for the year ended September 30, 2004
File Number 000-50481

Dear Mr. Rosenberg:

The following comments are in response to your letter dated May 31, 2005 to Aeolus Pharmaceuticals, Inc. (“Aeolus” or the “Company”).

Financial Statements

Note L. Stock Compensation Plans

SEC comment:

1.	Please provide us references to the technical literature upon which you based your accounting for the July 2003 forgiveness of salaries and related grant of stock options. Demonstrate how the amount of expense recognized complies with GAAP.

Aeolus response:

Aeolus accounts for stock-based compensation on the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”). Opinion 25 applies to stock options for current or future services of employees. Paragraph 8 of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) states that “except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.”

In July 2003, in connection with the forgiveness of salaries for past services by employees, our Board of Directors granted stock options to employees. We had recognized and accrued salary expenses in the periods the services were performed. When the stock options were granted, we calculated the fair value of the stock options granted using a Black-Scholes model and offset the accrued salaries with a noncash charge to equity for the lesser of the value of the services performed and fair value of the stock options granted. This resulted in a $174,000 reduction of salary expense and a $1,120,000 noncash charge to equity.

Note P. Agreements

SEC comment:

2.	We note that you do not disclose the aggregate amount of milestones that could be paid and the general nature of milestones that would trigger a payment obligation. Also, you do not discuss milestones in Liquidity and Capital Resources and do not disclose milestone payments in your table of contractual obligations or in a note to that table explaining their exclusion. Please provide the analysis that served as the basis for your decision not to include this disclosure in your filing.

Aeolus response:

Aeolus has not disclosed the amount of the license agreement milestone payments in its Form 10-K. When Aeolus filed each of these license agreements as exhibits to its SEC filings, we requested, and the SEC granted, confidential treatment of specific provisions of the license agreements, including the amounts of any milestone payments. The terms for which Aeolus received confidential treatment were all agreed upon by the parties after negotiation and were unique to the agreements. Disclosure of the specific negotiated terms agreed to by the parties to the agreements could undermine the parties’ ability to maintain their competitive advantages and carry out their strategies in future negotiations with prospective corporate and educational research and patent development and license partners who could use the disclosed terms to seek concessions from them. In those circumstances, Aeolus and the parties to the agreements could very well be forced to match the most favorable terms of the agreements in all of their future contracts. Disclosure of such terms could also cause considerable damage to the parties to the agreements because parties negotiating with them in the future would have access to the types of concessions Aeolus or the licensor were able to obtain, which could substantially weaken their bargaining positions.

In Note P of our Form 10-K, we state that milestone payments are due under license agreements upon certain regulatory approvals and annual sales levels. There are no milestone payments due under the license agreements unless and until we meet these requirements.

We did not include the milestone obligations in our contractual obligation table because there is no established date or determinable timetable as to when, if ever, the milestone obligations will be paid. In future filings, beginning with our September 30, 2005 Form 10-K, we will provide additional information to our contractual obligation table noting that milestone payments are due under license agreements if and when we receive FDA or applicable foreign regulatory marketing approval in the United States or Europe for the first product licensed and developed under the agreements and after the first twelve months in which annual sales for that product reach certain levels.

* * * * *

The management of Aeolus acknowledges:

•	The company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard W. Reichow
Richard W. Reichow
Executive Vice President & Chief Financial Officer

cc:	Alexander M. Donaldson, Wyrick Robbins Yates & Ponton
Greg Anglum, Grant Thornton LLP
Richard P. Burgoon, Jr., Aeolus Pharmaceuticals, Inc.

3